FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2009

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated January 23, 2009 regarding announcement on the method of settlement concerning tender offer for Hitachi Kokusai Electric shares.

2.	Press release dated January 23, 2009 regarding announcement on the method of settlement, etc. concerning tender offer for Hitachi Koki shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date January 27, 2009	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Vice President and Executive Officer

Hitachi Announces the Method of Settlement Concerning

Tender Offer for Hitachi Kokusai Electric Shares

Tokyo, January 23, 2009 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced that the method of settlement has been confirmed relating to purchase of additional common stocks of Hitachi Kokusai Electric Inc. (TSE:6756) by way of a public tender offer (hereinafter “Tender Offer”), which was announced on January 14, 2009. Details are below.

Method of Settlement

1.	Name and Location of Head Office of Securities Companies/Banks, etc., in Charge of Settlement

Nomura Securities Co., Ltd.

9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo

2.	Commencement Date of Settlement

Monday, March 16, 2009

3.	Method of Settlement

Upon expiration of the Tender Offer Period, Hitachi will, without delay, send notice of Tender Offer purchases and other matters to the addresses of tendering shareholders (in the case of a foreign resident who does not hold a working account with the Tender Offer Agent, to its standing proxy). Purchases will be made in cash. Payment for purchased shares will be made by means of remittance, etc., in accordance with the instructions of tendering shareholders (Fees may be incurred for remitting payment.).

4.	Method of Returning Share Certificates, etc.

In the event that Hitachi does not purchase the excess in whole or in part of tendered share certificates, etc.*, Hitachi will return share certificates, etc. by recovering the record to the status immediately before the share certificates, etc. were tendered, soon after the commencement date of settlement (if the Tender Offer is withdrawn, the date of withdrawal). (If share certificates, etc. are to be transferred to an account of a tendering shareholder at another securities company, etc., please provide instructions to that effect.)

Note:	Please see Hitachi’s news release on January 14, 2009 titled “Hitachi to Commence Tender Offer for Hitachi Kokusai Electric Shares” relating to the conditions that it would not purchase the excess in whole or in part of tendered share certificates, etc.

(Reference) Outline of the Tender Offer

1.	Company Name of the Target

Hitachi Kokusai Electric Inc.

2.	Duration of the Tender Offer (As Initially Notified)

From Monday, January 26, 2009 to Monday, March 9, 2009 (both inclusive)

(30 business days)

3.	Price of Tender Offer

¥780 per share

4.	Planned Number of Share Certificates to Be Purchased

Planned Number of Shares to Be Purchased	Planned Minimum Number of Shares to Be Purchased	Planned Maximum Number of Shares to Be Purchased
13,406,000 shares	— shares	13,406,000 shares

Note:	Please see Hitachi’s news release on January 14, 2009 titled “Hitachi to Commence Tender Offer for Hitachi Kokusai Electric Shares” for the details of this Tender Offer.

Cautionary Matters

-	This announcement is a press release announcing the tender offer and has not been prepared for the purpose of soliciting an offer to sell stocks. If shareholders wish to make an offer to sell their stocks, they should first read the Explanatory Document for the tender offer and make their own decision. This press release does not constitute, nor form part of, any offer or invitation to buy, sell, exchange or otherwise dispose of, or issue, or any solicitation of any offer to sell or issue, exchange or otherwise dispose of, buy or subscribe for, any securities. In addition, this press release does not constitute, or form part of, any offer or invitation to sell, or any solicitation of any offer to purchase any securities in any jurisdiction, nor shall it (or any part of it) or the fact of its distribution form the basis of or be relied on in connection with, any contract therefore.

-	The tender offer is not being made, directly or indirectly, in or into the United States, or by the use of the mails, or by any other means or instrumentality (including, but not limited to, telephones, telexes, facsimile transmissions, e-mails and internet communications) of interstate or foreign commerce, or by any facility of a national securities exchange of the United States of America. Accordingly, copies of offering documents are not being, and must not be, mailed or otherwise be forwarded, transmitted, distributed or sent in, into or from the United States of America. No person may apply for this tender offer by the use of such means or instrumentality or of such facility, or from the United States of America. Any purported application of the tender offer resulting directly or indirectly from a violation of these restrictions will not be accepted. No securities or other consideration is being solicited in the United States and if sent in response by a resident of the United States of America will not be accepted.

-	Some countries or regions may impose restrictions on the announcement, issue or distribution of this press release. In such cases, please take note of such restrictions and comply with them. In countries or regions where the implementation of the tender offer is illegal, even upon receiving this press release, such receipt shall not constitute a solicitation of an offer to sell or an offer to buy stocks relating to the tender offer and shall be deemed a distribution of materials for informative purposes only.

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Hitachi Announces the Method of Settlement, etc. Concerning

Tender Offer for Hitachi Koki Shares

Tokyo, January 23, 2009 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced that certain information relating to Changes in Shareholding Ratio Due to Tender Offer has been updated and the method of settlement has been confirmed relating to purchase of additional common stocks of Hitachi Koki Co., Ltd. (TSE:6581) by way of a public tender offer (hereinafter “Tender Offer”), which was announced on January 14, 2009. Details are below.

1.	Updates in Changes in Shareholding Ratio Due to Tender Offer

(underlined sections are updated)

2. Outline of the Tender Offer and Other Information

(6) Changes in Shareholding Ratio Due to Tender Offer

(Before update)

Number of voting rights represented by share certificates, etc., held by the Tender Offeror immediately before the Tender Offer	282,861 units	(Shareholding ratio immediately before the Tender Offer: 27.95%)

Number of voting rights represented by share certificates, etc., held by Special Related Parties immediately before the Tender Offer	110,581 units	(Shareholding ratio immediately before the Tender Offer: 10.92%)

Number of voting rights represented by share certificates, etc., to be purchased by the Tender Offer	124,730 units	(Shareholding ratio after the Tender Offer: 51.00%)

Total number of voting rights held by all the shareholders in the Target	1,012,197 units

Notes:

1.	The “Number of voting rights represented by share certificates, etc., held by Special Related Parties immediately before the Tender Offer” represents the total number of voting rights relating to share certificates, etc., held by each Special Related Party (excluding treasury stock held by Hitachi Koki) as identified by Hitachi as of January 14, 2009.
2.	The “Number of voting rights represented by share certificates, etc., to be purchased by the Tender Offer” indicates the number of voting rights relating to share certificates, etc., that are to be purchased in the Tender Offer.

3.

The “Total number of voting rights held by all the shareholders in the Target” (Every 100 shares represent one trading unit (1 tangen)) indicates the number of voting rights of all the shareholders of the Target as of September 30, 2008, as reported in the Quarterly Report for the 2nd quarter of its 87th Business Period, submitted by Hitachi Koki on November 12, 2008. Because shares of less than one trading unit also fall within the scope of this Tender Offer, the “Shareholding ratio after the Tender Offer” was calculated based on 1,015,987 units for the “Total number of voting rights held by all the shareholders in the Target.” This was determined by adding 1,660 units (the number of voting rights corresponding to 166,038 shares of less than one trading unit after deducting 38 shares, the number of Hitachi Koki’s treasury shares that were less than one unit as of September 30, 2008 from 166,076 shares, the number of shares of less than one unit as of the same date as reported by Hitachi Koki in the aforementioned Business Report) to 1,012,197 units, the “Total number of voting rights held by all the shareholders in the Target.” Because Hitachi Koki shares that have been or could be issued or transferred due to the exercise of stock acquisition rights from September 30, 2008 to the last day of the Tender Offer Period are also eligible for the Tender Offer, 2,130 units were also added, being the maximum number of voting rights attached to Hitachi Koki shares that have been or could be issued or transferred due to the exercise of 213 stock acquisition rights as of September 30, 2008, as reported in the aforementioned Business Report.

4.	The figures in the “Shareholding ratio immediately before the Tender Offer” and the “Shareholding ratio after the Tender Offer” were rounded to second decimal places.

(After update)

Number of voting rights represented by share certificates, etc., held by the Tender Offeror immediately before the Tender Offer	282,861 units	(Shareholding ratio immediately before the Tender Offer: 27.95%)

Number of voting rights represented by share certificates, etc., held by Special Related Parties immediately before the Tender Offer	112,214 units	(Shareholding ratio immediately before the Tender Offer: 11.04%)

Number of voting rights represented by share certificates, etc., to be purchased by the Tender Offer	124,730 units	(Shareholding ratio after the Tender Offer: 51.16%)

Total number of voting rights held by all the shareholders in the Target	1,012,197 units

Notes:

1.	The “Number of voting rights represented by share certificates, etc., held by Special Related Parties immediately before the Tender Offer” represents the total number of voting rights relating to share certificates, etc., held by each Special Related Party (excluding treasury stock held by Hitachi Koki) as identified by Hitachi as of January 23, 2009.
2.	The “Number of voting rights represented by share certificates, etc., to be purchased by the Tender Offer” indicates the number of voting rights relating to share certificates, etc., that are to be purchased in the Tender Offer.

3.

The “Total number of voting rights held by all the shareholders in the Target” (Every 100 shares represent one trading unit (1 tangen)) indicates the number of voting rights of all the shareholders of the Target as of September 30, 2008, as reported in the Quarterly Report for the 2nd quarter of its 87th Business Period, submitted by Hitachi Koki on November 12, 2008. Because shares of less than one trading unit also fall within the scope of this Tender Offer, the “Shareholding ratio after the Tender Offer” was calculated based on 1,015,987 units for the “Total number of voting rights held by all the shareholders in the Target.” This was determined by adding 1,660 units (the number of voting rights corresponding to 166,038 shares of less than one trading unit after deducting 38 shares, the number of Hitachi Koki’s treasury shares that were less than one unit as of September 30, 2008 from 166,076 shares, the number of shares of less than one unit as of the same date as reported by Hitachi Koki in the aforementioned Business Report) to 1,012,197 units, the “Total number of voting rights held by all the shareholders in the Target.” Because Hitachi Koki shares that have been or could be issued or transferred due to the exercise of stock acquisition rights from September 30, 2008 to the last day of the Tender Offer Period are also eligible for the Tender Offer, 2,130 units were also added, being the maximum number of voting rights attached to Hitachi Koki shares that have been or could be issued or transferred due to the exercise of 213 stock acquisition rights as of September 30, 2008, as reported in the aforementioned Business Report.

4.	Because share certificates, etc., held by Special Related Parties also fall within the scope of this Tender Offer, Hitachi will either purchase all shares tendered by Special Related Parties or a number determined on a pro rata basis. In this case, the “Shareholding ratio after the Tender Offer” will be lower than 51.16%.
5.	The figures in the “Shareholding ratio immediately before the Tender Offer” and the “Shareholding ratio after the Tender Offer” were rounded to second decimal places.

2.	Method of Settlement

(1)	Name and Location of Head Office of Securities Companies/Banks, etc., in Charge of Settlement

Nomura Securities Co., Ltd.

9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo

(2)	Commencement Date of Settlement

Monday, March 16, 2009

(3)	Method of Settlement

Upon expiration of the Tender Offer Period, Hitachi will, without delay, send notice of Tender Offer purchases and other matters to the addresses of tendering shareholders (in the case of a foreign resident who does not hold a working account with the Tender Offer Agent, to its standing proxy). Purchases will be made in cash. Payment for purchased shares will be made by means of remittance, etc., in accordance with the instructions of tendering shareholders (Fees may be incurred for remitting payment.).

(4)	Method of Returning Share Certificates, etc.

In the event that Hitachi does not purchase the excess in whole or in part of tendered share certificates, etc.*, Hitachi will return share certificates, etc. by recovering the record to the status immediately before the share certificates, etc. were tendered, soon after the commencement date of settlement (if the Tender Offer is withdrawn, the date of withdrawal). (If share certificates, etc. are to be transferred to an account of a tendering shareholder at another securities company, etc., please provide instructions to that effect.)

Note:	Please see Hitachi’s news release on January 14, 2009 titled “Hitachi to Commence Tender Offer for Hitachi Koki Shares” relating to the conditions that it would not purchase the excess in whole or in part of tendered share certificates, etc.

(Reference) Outline of the Tender Offer

1.	Company Name of the Target

Hitachi Koki Co., Ltd.

2.	Duration of the Tender Offer (As Initially Notified)

From Monday, January 26, 2009 to Monday, March 9, 2009 (both inclusive)

(30 business days)

3.	Price of Tender Offer

¥1,300 per share

4.	Planned Number of Share Certificates to Be Purchased

Planned Number of Shares to Be Purchased	Planned Minimum Number of Shares to Be Purchased	Planned Maximum Number of Shares to Be Purchased
12,473,000 shares	— shares	12,473,000 shares

Note:	Please see Hitachi’s news release on January 14, 2009 titled “Hitachi to Commence Tender Offer for Hitachi Koki Shares” for the details of this Tender Offer.

Cautionary Matters

-

This announcement is a press release announcing the tender offer and has not been prepared for the purpose of soliciting an offer to sell stocks. If shareholders wish to make an offer to sell their stocks, they should first read the Explanatory Document for the tender offer and make their own decision. This press release does not constitute, nor form part of, any offer or invitation to buy, sell, exchange or otherwise dispose of, or issue, or any solicitation of any offer to sell or issue, exchange or otherwise dispose of, buy or subscribe for, any securities. In addition, this press release does not constitute, or form part of, any offer or invitation to sell, or any solicitation of any offer to purchase any securities in any jurisdiction, nor shall it (or any part of it) or the fact of its distribution form the basis of or be relied on in connection with, any contract therefore.

-

The tender offer is not being made, directly or indirectly, in or into the United States, or by the use of the mails, or by any other means or instrumentality (including, but not limited to, telephones, telexes, facsimile transmissions, e-mails and internet communications) of interstate or foreign commerce, or by any facility of a national securities exchange of the United States of America. Accordingly, copies of offering documents are not being, and must not be, mailed or otherwise be forwarded, transmitted, distributed or sent in, into or from the United States of America. No person may apply for this tender offer by the use of such means or instrumentality or of such facility, or from the United States of America. Any purported application of the tender offer resulting directly or indirectly from a violation of these restrictions will not be accepted. No securities or other consideration is being solicited in the United States and if sent in response by a resident of the United States of America will not be accepted.

-

Some countries or regions may impose restrictions on the announcement, issue or distribution of this press release. In such cases, please take note of such restrictions and comply with them. In countries or regions where the implementation of the tender offer is illegal, even upon receiving this press release, such receipt shall not constitute a solicitation of an offer to sell or an offer to buy stocks relating to the tender offer and shall be deemed a distribution of materials for informative purposes only.

# # #